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                    F O R . I M M E D I A T E . R E L E A S E

        SPECTRUM SIGNAL PROCESSING ANNOUNCES ENTRY INTO TECHNOLOGY SUPPLY
                     AGREEMENT WITH TOLLBRIDGE TECHNOLOGIES

ATLANTA, GA - OCTOBER 16, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in high-density solutions for wireless signal and Voice over Packet processing, today announced at the Fall 2001 Voice on the Net (VON) Conference that it is entering into an OEM partnership with TollBridge Technologies, a market leader in Voice over Broadband products. Under the long-term supply arrangement, Spectrum will supply aXs(TM) voice-processing subsystems and Open-aXs(TM) software for the next generation of Voice over Broadband products from TollBridge.


"Spectrum is excited about the prospects of a long-term relationship with TollBridge, a recognized leader and standards-setter in the Voice over Broadband market," stated Pascal Spothelfer, President and CEO of Spectrum. "TollBridge has proven technology with numerous deployed systems and an established customer base, and Spectrum is looking forward to being an integral part of TollBridge's future technology offerings," he added.

"TollBridge has chosen Spectrum for its unmatched channel densities, proven volume manufacturing capabilities, and established quality standards," stated Pierre Patkay, COO of TollBridge Technologies. "The ability to easily integrate the aXs technology will enable us to accelerate the deployment of our systems to maintain our market dominance," he added.

"Spectrum's partnership with TollBridge demonstrates the success of the Spectrum-Broadcom(R) strategic alliance and their ability to deliver CALISTO(TM)-based solutions to leaders in the Voice over Packet market," stated Ross Mitchell, VP, Carrier Access Business Unit at Broadcom Corporation.

ABOUT THE AXS.620 SOLUTION

The aXs.620 VoIP module is a member of the aXs.600 Series of ultra-high-density voice and packet processing subsystems based on the Broadcom BCM1500 family of CALISTO processors. The aXs.620 module provides simultaneous processing of over 1344 (dual DS-3) Voice over IP (VoIP) conversations.

The aXs.620 subsystem can be integrated into carrier-class media gateways for trunking, access, toll-bypass, and cellular base station applications. The aXs.620 module is based on the PCI Mezzanine Card (PMC) format that allows the modules to be easily integrated with carrier boards to deliver over an OC-3 of voice processing capacity on a single blade. The modules provide processing including echo cancellation, voice compression, tone detection and generation, and packetization. The aXs.600 series of modules supports a variety of configurable voice formats including TDM, VoIP, Voice over ATM (VoATM), and proprietary implementations.

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ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and FLEXComm product lines, please visit our company's web site at WWW.SPECTRUMSIGNAL.COM.

ABOUT TOLLBRIDGE TECHNOLOGIES

Founded in March 1998 and located in Santa Clara, California, TollBridge Technologies is the market share leader providing Voice over Broadband solutions for next generation carriers, with more than 40,000 lines in active commercial service. TollBridge carrier-class solutions enable Multiple Systems Operators
(MSOs) and Local Exchange Carriers (LECs) to deliver cost-effective, toll-quality voice and integrated data services to small business and consumer markets over any broadband access technology including DSL, cable and wireless networks. For further information, visit WWW.TOLLBRIDGETECH.COM.

(TM)aXs and Open-aXs are trademarks of Spectrum Signal Processing Inc.
(TM)TollBridge is trademarks of TollBridge Technologies, Inc.

(R)Broadcom is a registered trademark and CALISTO(TM) is a trademark of Broadcom Corporation and/or its affiliates in the United States and certain other countries.

This news release contains forward-looking statements related to the marketing of the Spectrum Signal Processing Inc. aXs product line. Although Spectrum expects to ship aXs product to TollBridge Technologies, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and the company may or may not update these forward-looking statements in the future.

SPECTRUM CONTACTS:

Brent Flichel                             Liza Aboud
Investor Relations                        Business and Trade Media
Phone: 604-421-5422 ext. 247              Phone: 604-421-5422 ext. 152
Email:  brent_flichel@spectrumsignal.com  Email: liza_aboud@spectrumsignal.com

TOLLBRIDGE TECHNOLOGIES CONTACT:

Ian Yellin
SparkPr
Phone: (415) 962-8200 ext. 234